Mail Stop 3561

March 4, 2010

Mr. Steve Odland
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

        Re: **Office Depot, Inc..**
                Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
                Filed February 24, 2009
                Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
                Filed April 28, 2009L
                Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
                Filed July 28, 2009
                Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
                Filed October 29, 2009
                Definitive Proxy Statement on Schedule 14A
                Filed March 11, 2009
                File No. 001-10948

Dear Mr. Odland:

      We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 27, 2008 and related filings and have no further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director

cc: Amy Bowerman Freed, Hogan & Hartson LLP
        Via Facsimile